September 28, 2012

VIA EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTER DATED JULY 17, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to comments 9, 10, 11, and 12 of your comment letter, dated August 28, 2012, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of the Company, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2012, and the Quarterly Report on Form 10-Q for the periods ended June 30, 2012 of the Company, filed with the SEC on August 1, 2012.

The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's comments 9, 10, 11, and 12 regarding the above filings. Enclosed as well are two hard copies of the Company's response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 28, 2012
Mr. Rufus Decker

Note 21 - Guarantor Condensed Consolidated Financial Statements, page 136

9.
We have reviewed your response to prior comment ten from our letter dated June 15, 2012. Please clarify for us how you determined that the $828.3m of undocumented long-term intercompany Balance Sheet accounts are valid receivables and payables instead of dividend transactions. Address whether these are primarily undocumented cash advances, in which case it would appear that they should be classified as current liabilities instead of long-term. Similarly, address the extent to which your documented and undocumented intercompany receivables and payables are generated from the intercompany revenue and expense transactions reported in Appendix 2 Income Statement, in which case the basis for long-term classification remains unclear.

Response to Comment 9

We utilize dedicated general ledger accounts to distinguish between current intercompany transactions (revenue sharing, expense recharges, and payments made on behalf of one entity to another entity) and long-term cash financing between entities. Transactional intercompany balance accounts, such as those generated by amounts reported in Appendix 2 of our previous response, are included within current assets and liabilities, and it is our policy that operational balances that arise in one month are settled during the next month. The $828.3 million of long-term intercompany balances has generally arisen from our cash financing activities between legal entities within our U.S. consolidated group. The cash financing balances are intended to be settled and therefore have not been viewed as dividends; however, they are not intended to be settled within a year. Therefore, we have viewed the long-term classification as appropriate.

10.
We have reviewed your response to prior comment 11 from our letter dated June 15, 2012. Please reclassify the Non-Guarantors negative intercompany revenue and expense amounts as positive balances with a corresponding elimination in the adjustments column. Further, given the materiality of this activity to the Guarantors and Non-Guarantors net income, please clarify for us the nature of these items.

Response to Comment 10

As a multinational organization operating in many countries, we have recurring transactions between our affiliates. The intercompany revenues between Guarantors and non-Guarantors represent the sharing of third-party management fee revenues between different operating subsidiaries, many of whom are non-Guarantor entities. Similarly, the intercompany expenses between Guarantors and non-Guarantors represent the recharges of support service expenses (technology, staff, occupancy, etc.) where appropriate, to accurately reflect the beneficiary of the services. In future filings, we will reclassify the non-Guarantor negative intercompany revenue and expense amounts as positive balances with a corresponding elimination in the adjustments column.

September 28, 2012
Mr. Rufus Decker

11.
We have reviewed your response to prior comment 12 from our letter dated June 15, 2012. Please explain to us why Appendix 2 shows the non-guarantors 2011 operating cash flow to be $488.4m instead of the previously reported $536.8m. We note that financing cash flows have been adjusted for the same amount. It is not clear how an error in the classification of dividends paid would cause this change.

Response to Comment 11

We disclosed in our response to comment 12 in our letter dated July 17, 2012 that the intercompany dividend paid by the Issuer during the fourth quarter of 2011 should have been classified within the financing section of the cash flow statement of the Issuer. Our process to prepare the condensed consolidating cash flow information in the footnote is such that we first collate cash flow data for the Guarantor column (which represents the combination of cash flows of four separate legal entities), the Issuer, and the Parent entities (each individual entities). After allowing for the elimination of inter-group dividends received, the balancing operating cash flows are presented as the non-Guarantor cash flow information. This approach is efficient and obviates the need to create and aggregate separate statements of cash flows for over 200 non-Guarantor entities. The inclusion of an inter-group dividend paid by the Issuer was not identified in the operating cash flow collation process; this therefore resulted in an equal but opposite classification error in the non-Guarantor cash flows (the balancing column). We elected to recast both the Issuer financing cash flows and the non-Guarantor operating cash flows for the impact of this classification error in our presentation of the expanded December 31, 2011 condensed consolidating statement of cash flows in Appendix 2 of that letter. Please refer to our response to comment 12 below, where we conclude this error does not represent a material misstatement of financial information previously presented.

12.
Please provide a SAB 99 analysis addressing the 87% understatement of the Issuer's 2011 operating cash flows, the 19% understatement of Guarantors 2011 total assets, and the other corresponding adjustments to the condensed consolidating financial statements. We may have further comment.

Response to Comment 12

In accordance with Staff Accounting Bulletin 99, ("SAB 99"), we have considered both the quantitative and qualitative impact of the adjustments to the 2011 condensed consolidating financial statement information as described below, and we have concluded that the adjustments did not represent a material misstatement of the consolidated financial statements taken as a whole. Our evaluation of the impact of the adjustments to the Guarantor footnote contemplated the significance of the adjustments in relation to the consolidated financial statements taken as a whole. As a result of our SAB 99 analysis, which is presented below, we have determined that it is appropriate to apply the revised presentation of our financial information on a prospective basis and conform the prior periods presented in future filings to this expanded presentation.
Management has discussed the analysis, conclusion, and proposed disclosure approach with the Company's counsel, and they have expressed their agreement. Additionally, we propose to disclose the revised presentation in our third quarter 2012 Form 10-Q related to the revised amounts, consistent with the approach we used in the filing of our second quarter 2012 Form 10-Q.

September 28, 2012
Mr. Rufus Decker

Background
The Company is applying two presentation reclassifications in its 2011 condensed consolidating Guarantor footnote information. The first reclassification impacts the consolidating balance sheet information and is due to the grossing up of intercompany balances between the Guarantors, non-Guarantors, Issuer, and Parent entities.
As previously disclosed in our response to Comment 10 in our letter dated July 17, 2012, we did not utilize separate balance sheet classification of intercompany balances in our condensed consolidating balance sheets; rather, all intercompany balances were netted together and were presented as one line item between "total current liabilities" and "non-current liabilities." We indicated in that letter that in future filings we would revise our presentation of these balances to gross up current and non-current intercompany receivables and payables. This gross up has resulted in the balance sheet reclassification adjustments which are the subject of this response.
The second reclassification impacts the condensed consolidating cash flow information and is due to the erroneous presentation of an intercompany dividend paid in the fourth quarter of 2011 by the Issuer as an operating cash flow rather than as a financing cash flow (further discussed in our response to Comment 11 above).
Quantitative Analysis
The quantitative impacts of these changes were limited to the condensed consolidating balance sheet and cash flow statement information only; there was no impact to the condensed consolidating income statement information. The impacts are reflected in the tables below:

September 28, 2012
Mr. Rufus Decker

Guarantor Condensed Consolidating Balance Sheets

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
December 31, 2011

Total current assets:
As reclassified	294.6	3,608.5	33.2	14.0	(116.2)	3,834.1
As reported	245.8	3,570.1	4.2	14.0	—	3,834.1
Change in $	48.8	38.4	29.0	—	(116.2)	—
Change in %	20%	1%	690%	—%	N/A	—%

Total assets:
As reclassified	5,246.0	17,579.7	6,162.5	8,482.0	(18,123.2)	19,347.0
As reported	4,412.8	15,707.3	5,560.0	8,482.0	(14,815.1)	19,347.0
Change in $	833.2	1,872.4	602.5	—	(3,308.1)	—
Change in %	19%	12%	11%	—%	22%	—%

Total current liabilities:
As reclassified	(144.7)	(2,669.5)	(263.5)	(12.9)	116.2	(2,974.4)
As reported	(133.8)	(2,606.3)	(233.6)	(0.7)	—	(2,974.4)
Change in $	(10.9)	(63.2)	(29.9)	(12.2)	116.2	—
Change in %	8%	2%	13%	1,743%	N/A	—%

Total liabilities:
As reclassified	(2,496.7)	(9,207.3)	(1,450.6)	(362.9)	3,308.1	(10,209.4)
As reported	(1,663.5)	(7,334.9)	(848.1)	(362.9)	—	(10,209.4)
Change in $	(833.2)	(1,872.4)	(602.5)	—	3,308.1	—
Change in %	50%	26%	71%	—%	N/A	—%

Total equity:
As reclassified	2,749.3	8,372.4	4,711.9	8,119.1	(14,815.1)	9,137.6
As reported	2,749.3	8,372.4	4,711.9	8,119.1	(14,815.1)	9,137.6
Change in $	—	—	—	—	—	—
Change in %	—%	—%	—%	—%	—%	—%

September 28, 2012
Mr. Rufus Decker

Guarantor Condensed Consolidating Statements of Cash Flows

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
Year ended December 31, 2011

Net cash provided by operating activities:
As reclassified	115.7	488.4	103.9	650.3	(393.5)	964.8
As reported	115.7	536.8	55.5	650.3	(393.5)	964.8
Change in $	—	(48.4)	48.4	—	—	—
Change in %	—%	(9)%	87%	—%	—%	—%

Net cash provided by investing activities:
As reclassified	(76.5)	486.9	(53.5)	(6.3)	(2.5)	348.1
As reported	(76.5)	486.9	(53.5)	(6.3)	(2.5)	348.1
Change in $	—	—	—	—	—	—
Change in %	—%	—%	—%	—%	—%	—%

Net cash provided by financing activities:
As reclassified	(31.0)	(994.1)	(48.4)	(644.6)	396.0	(1,322.1)
As reported	(31.0)	(1,042.5)	—	(644.6)	396.0	(1,322.1)
Change in $	—	48.4	(48.4)	—	—	—
Change in %	—%	(5)%	N/A	—%	—%	—%

(Decrease)/increase in cash and cash equivalents:
As reclassified	8.2	(18.8)	2.0	(0.6)	—	(9.2)
As reported	8.2	(18.8)	2.0	(0.6)	—	(9.2)
Change in $	—	—	—	—	—	—
Change in %	—%	—%	—%	—%	N/A	—%

As illustrated in the tables above, the intercompany gross-up did not have any impact on the total equity or cash flows of the Guarantors, non-Guarantors, Issuer, or Parent entities, nor did these changes impact the non-intercompany balances. Although the dollar and percentage changes are large in certain cases, we do not view these reclassifications as qualitatively significant to users of our financial statements, as explained more fully in the qualitative analysis described below.
Qualitative Analysis
We considered the following qualitative factors in arriving at the conclusion that the presentation reclassifications are not material to our consolidated financial statements:

a)	The presentation reclassifications had no impact to the Company's net income attributable to common shareholders, earnings per share or retained earnings, all key financial statement measures. The

September 28, 2012
Mr. Rufus Decker

reclassifications did not impact our operations in any way; they do not mask any trends in earnings or otherwise; and there is no impact to management's compensation as a result of the changes. No key metrics or other data were impacted. As such, we do not believe the reclassifications would influence the judgment of a reasonable investor relying on our results of operations or profitability to make credit or equity investment decisions, nor will they influence the Company's evaluation of its business performance or review of management's compensation. These presentation reclassifications do not in any way alter the total mix of consolidated Invesco Ltd. information available to investors and readers of our consolidated financial statements.

b)
We considered the significance of the disclosure to the users of the financial statements. Investors, analysts, rating agencies and other financial statement users have not previously raised questions or concerns about this disclosure. We do not believe the presentation reclassifications will have any impact on analysts' expectations. Analysts typically focus on the Company's consolidated operating performance, financial position, liquidity, and changes in levels and composition of assets under management. The presentation reclassifications did not impact any of these consolidated measures, nor did they hide a failure to meet analysts' consensus expectations for the Company.

We also do not believe the presentation reclassifications will have an impact on the rating agencies and bondholders of the Company's public debt. We believe these users focus on the Company's consolidated measures, as well as the financial stability of the Guarantors, in evaluating the credit quality of the Company's public debt. As previously noted, the presentation reclassifications did not impact any of the Company's consolidated measures. Further, the presentation reclassifications primarily related to intercompany activity and did not have any impact on the total equity and cash flows of the Guarantor entities.

c)
The presentation reclassifications will not impact in any way the information we disclose in our Management's Discussion and Analysis, including the commentary regarding the Company's liquidity and capital resources, nor did they affect our compliance with regulatory, capital requirements, other contractual requirements, or loan covenants. They had no impact on any liquidity measures of the Company nor did they impact ratios based on the Company's balance sheet or income statement. They did not alter the net increase or decrease in cash for the Guarantors, non-Guarantors, Issuer, or Parent entities from the previously reported cash balance changes. Loan covenants, which are very important to the lending institutions to ensure the borrowing entity either maintains credit quality consistent to the onset of the agreement or pays higher fees, are based on the consolidated results of Invesco Ltd. Therefore, the presentation of intercompany balances in the condensed consolidating Guarantor footnote and the presentation reclassification of the Issuer's dividend payment from operating cash flows to financing cash flows (and the corresponding impact to the non-Guarantor cash flows discussed in our response to comment 11 above) do not have any bearing on the Company's debt covenants.

d)	The presentation reclassifications do not involve the concealment of an unlawful transaction.
Conclusion
Based upon the analysis above, the presentation reclassifications, individually and in the aggregate, are not deemed to be material to the Company's consolidated financial statements. Therefore, the Company has deemed it appropriate to present revised 2011 consolidating information in its third quarter 2012 Form 10-Q. The Company will recast all prior periods to conform to the current period's presentation of the intercompany balances in its 2012 Form 10-K, or on Form 8-K should the Company file a Registration Statement with the Commission prior to the filing of its 2012 Form 10-K.

September 28, 2012
Mr. Rufus Decker

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP